Exhibit 99.1

Consolidated Financial Statements of

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

(Expressed in U.S. Dollars)

Nine months ended April 30, 2006 and 2005

Prepared by Management (unaudited)

For more information:

Ben Catalano

President, CEO

Tel: 604-294-8084

Fax: 604-294-8709

E-mail: info@thrilltime.com

Notice to Reader

Management has compiled the consolidated balance sheets as at April 30, 2006 and July 31, 2005 and consolidated statements of operations and deficit and cash flows for the quarters ended April 30, 2006 and 2005.  These interim consolidated financial statements have not been audited nor reviewed by the Company’s auditors.  Readers are cautioned that these statements may not be appropriate for their purposes.

Approved on behalf of the Board:

    “Ben Catalano”

Director

        “Martin Woodward”

Director

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Balance Sheets

(Expressed in U.S. Dollars)

As at April 30, 2006

	April 30, 2006 (unaudited)	July 31, 2005 (audited)

Assets

Current
Cash and cash equivalents	$ 321,056	$ 190,304
Accounts receivable and prepaid expenses	11,455	2,960
Total current assets	332,511	193,264

Equipment	2,560	2,868

Total Assets	$ 335,071	$ 196,132

Liabilities and Shareholders’ Deficiency

Current
Accounts payable and accrued liabilities	$ 67,288	$ 71,286
Income and other taxes payable	1,236	5,906
Current portion of long-term debt	-	60,000
Total current liabilities	68,524	137,192

Shareholders’ equity
Capital stock
Authorized: 100,000,000 common shares, without par value
Issued: 26,507,297 common shares July 31, 2005 – 20,007697 common shares)	8,109,633	7,801,123
Contributed surplus	505,236	505,236
Deficit	(8,348,322)	(8,247,419)
Total shareholders’ equity	266,547	58,940

Total Liabilities and Shareholders’ Equity	$ 335,071	$ 196,132

Nature and continuance of operations (Note 1)

Commitments and contingencies (Note 8)

Subsequent events (Note 12)

On behalf of the Board:

“Ben Catalano”	Director	“Martin Woodward”	Director

The accompanying notes are an integral part of these consolidated financial statements.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Statements of Operations and Deficit (unaudited)

(Expressed in U.S. Dollars)

Nine months ended April 30, 2006 and 2005

	Three Months Ended		Nine Months Ended
	April 30, 2006 (unaudited)	April 30, 2005 (unaudited)	April 30, 2006 (unaudited)	April 30, 2005 (unaudited)
Revenues
Product sales	$ -	$ 316,669	$ -	$ 544,587

Cost of sales	-	200,511	-	342,410
Gross margin	-	116,158	-	202,177

Royalty revenue	-	73,782	-	503,625
Other revenue	8,640	-	9,751	25,780
	8,640	189,940	9,751	731,582
Operating expenses:
Amortization of equipment	104	819	308	2,831
General and administration	66,749	153,682	148,446	706,803
Interest expense net of interest income	-	78,170	-	246,189
Marketing and selling	-	1,950	-	3,900
Research and development	-	-	-	7,585
	66,853	234,621	148,754	967,308

Operating (loss) before income taxes	(58,213)	(44,681)	(139,003)	(235,726)

Other items
Gain on settlement of debt	-	-	38,100	-

Income (loss) before income taxes	(58,213)	(44,681)	(100,903)	(235,726)

Income tax expense	-	2,204	-	9,915

Income (loss) for the period	(58,213)	(46,885)	(100,903)	(245,641)

Deficit, beginning of period	(8,290,109)	(11,074,494)	(8,247,419)	(10,875,738)

Deficit, end of period	$(8,348,322)	$(11,121,379)	$(8,348,322)	$(11,121,379)

Basic and diluted earnings (loss) per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

Weighted average number of common shares outstanding	26,507,927	20,007,297	23,721,523	20,007,297

The accompanying notes are an integral part of these consolidated financial statements

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Statements of Cash Flows (unaudited)

(Expressed in U.S. Dollars)

Nine months ended April 30, 2006 and 2005

	Three Months Ended		Nine Months Ended
	April 30, 2006 (unaudited)	April 30, 2005 (unaudited)	April 30, 2006 (unaudited)	April 30, 2005 (unaudited)

Cash flows from (used in) operating activities:
Operating income/loss for the period	$ (58,213)	$ (43,430)	$ (100,903)	$ (245,641)
Items not involving cash:
Amortization of capital assets	104	1,423	308	2,831
Amortization of deferred financing costs	-	5,000	-	5,000
Gain on settlement of debt	-	-	(15,000)	-
Loss on disposal of capital assets	-	-	-	2,513
Cash flows from (used in) operations	(58,109)	(37,007)	(115,595)	(235,297)
Change in non-cash operating working capital:
Accounts receivable and prepaid expense	(2,712)	(73,390)	(8,495)	96,292
Inventories	-	14,439	-	8,495
Accounts payable and accrued liabilities	28,319	48,395	(3,998)	73,828
Customer deposits	-	-	-	6,526
Income and other taxes payable	(282)	17,358	(4,670)	(2,475)
Cash flows from (used in) operating activities	(32,784)	(32,205)	(132,758)	(52,631)

Cash flows from (used in) financing activities:
Common shares issued for cash	-	-	308,510
Long-term debt	-	-	(45,000)	(14,595)
Cash flows from (used in) financing activities	-	-	263,510	(14,595)

Increase (decrease) in cash and cash equivalents	(32,874)	(32,205)	130,752	(67,226)

Cash and cash equivalents, beginning of period	353,840	105,945	190,304	170,213

Cash and cash equivalents, end of period	$ 321,056	$ 73,740	$ 321,056	$ 102,987

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Statements of Shareholders’ Equity (Deficiency)

Unaudited – prepared by management

 (Expressed in U.S. Dollars)

Nine months ended April 30, 2006 and 2005

	Number of		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance, July 31, 2005	20,007,297	$ 7,801,123	$ 505,236	$ (8,247,419)	$ 58,940

Issue of common shares for cash	6,000,000	308,510			308,510
Issue of common shares As a finders fee	500,000
Net income, nine months ended April 30, 2006	-	-	-	(100,903)	(100,903)

Balance, April 30, 2006	26,507,297	$ 8,109,633	$ 505,236	$ (8,348,322)	$ 266,547

	Number of		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance, July 31, 2004	20,007,297	$ 7,801,123	$ 505,236	$ (10,875,739)	$ (2,569,380)

Net income, nine months ended April 30, 2005	-	-	-	(245,640)	(245,640)

Balance, April 30, 2005	20,007,297	$ 7,801,123	$ 505,236	$ (11,121,379)	$ (2,815,020)

The accompanying notes are an integral part of these consolidated financial statements

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Notes to Interim Consolidated Financial Statements

Unaudited – prepared by management

 (Expressed in U.S. Dollars)

Nine months ended April 30, 2006 and 2005

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia Canada and its principal business activities included the sale and development of actual experience amusement rides.

Due to financial and contractual constraints, during fiscal 2005, the Company sold all assets of its wholly owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc. As a result, the Company currently has no ongoing business or revenues.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to develop profitable operations in the future.  Management is actively targeting sources of additional financings as well as other business and financial transactions to assure continuance of the Company’s operations.

There can be no assurances that the Company will be successful in raising additional cash to finance operations or that the continued support of creditors and shareholders will be available.  The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

	April 30, 2006	July 31,2005
Working Capital	$266,547	$56,702
Deficit	$(8,348,322)	$(8,247,419)

2. SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc., both incorporated under the laws of the State of Nevada, U.S.A.  These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are substantially in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Use of Estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of the assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year.  Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and balances with banks, and investments in money market instruments with short-term maturity.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Notes to Interim Consolidated Financial Statements

Unaudited – prepared by management

(Expressed in U.S. Dollars)

Nine months ended April 30, 2006 and 2005

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d…)
Equipment
Equipment is recorded at cost and is amortized over their remaining estimated useful economic life as follows:
Office equipment	Declining-balance basis at between 20% and 30% per annum.
Stock-based compensation

Stock options and direct awards of stock granted to employees and non-employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.  Consideration paid for the shares on the exercise of stock options is credited to capital stock.  The Company issues shares and share options under its share-based compensations plans as described in note 8.   Any consideration paid by employees upon exercise of the share options or purchase of shares is credited to share capital.

During the year ended July 31, 2004 the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation.

Translation of foreign currencies

The Company’s functional currency is the U.S. dollar.  Amounts denominated in foreign currencies, but for which the functional currency of the operations is the United States dollar, are translated at the exchange rate in effect at the transaction date.  Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the exchange rate prevailing at the balance sheet date.  Exchange gains and losses on translation are included in earnings.

Revenue recognition

Revenues from the sale of entertainment rides is recognized by the percentage of completion method whereby revenue recognized in the statement of operations is the percentage of estimated total revenue relating to the contract that incurred costs to date bear to estimated total costs, after giving effect to estimates of costs to complete based upon most recent information. To the extent that payments received from the purchaser pursuant to the agreement are in excess of the revenue recognized, such excess is presented as deferred revenue on the balance sheet.  Royalty revenues are recorded as earned in accordance with the specific terms and conditions of the royalty agreement.  Other revenues, consisting primarily of sale of parts, are reflected when the sale has occurred and collection is reasonably assured..

Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences).  Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Notes to Interim Consolidated Financial Statements

Unaudited – prepared by management

Nine months ended April 30, 2006 and 2005

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d…)
Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average shares outstanding during the reporting period.  Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

Comparative figures
Certain of the prior years comparative figures have been reclassified to conform to the presentation adopted for the current year.

3. EQUIPMENT
	Cost	Accumulated Amortization	April 30, 2006 Net Book Value

Office equipment	$ 16,028	$ 13,468	$ 2,560

	Cost	Accumulated Amortization	July 31, 2005 Net Book Value

Office equipment	$ 16,028	$ 13,160	$ 2,868

4. LONG-TERM DEBT

	April 30, 2006	July 31, 2005

Note payable bearing interest at 18% per annum	$ -	$ 60,000
	-	60,000
Less current portion of long-term debt	-	(60,000)
	$ -	$ -

During the nine months ended April 30, 2006 the Company settled the long-term debt of $ 60,000 and all accrued interest by way of a one-time payment of $45,000.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Notes to Interim Consolidated Financial Statements

Unaudited – prepared by management

(Expressed in U.S. Dollars)

Nine months ended April 30, 2006 and 2005

5. CAPITAL STOCK

During the nine months ended April 30, 2006, the Company issued 6,000,000 units at a price of $ 0.06 (Canadian) per unit to raise gross proceeds of $ 360,000 Cdn. ($ 308,510 USD).  Each unit consists of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share at a price of $ 0.10 Cdn per share for a 12-month period expiring November 25, 2006.  The Company paid a finders fee of 500,000 units at a deemed price of $ 0.06 Cdn per unit. The shares and warrants were subject to a 4 month hold period expiring March 26, 2006.

Stock options

The Company has a stock option plan (“the Plan”) that allows the directors to grant stock options to purchase up to a total of 3,407,850 common shares, provided that stock options in favour of any one individual may not exceed 5% of the issued and outstanding shares.  No stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all stock options granted under the Plan must not be less than the Discounted Market Price (the last closing price of the listed shares before the date of the grant, less the applicable discounts), subject to a minimum price of Cdn. $ 0.10 per share, and the maximum term of each stock option may not exceed five years.  Vesting is provided at the discretion of the directors and once vested, options are exercisable at any time.  Any shares issued on the exercise of stock options must be legended with a four-month holding period commencing on the date the stock options were granted.

Stock option transactions and the number of share options outstanding are summarized as follows:

	Number Of Options	Weighted Average Exercise Price

Balance, July 31, 2005	1,900,000	$ 0.10

Granted	-	-
Expired or cancelled	(1,900,000)	(0.10)

Balance, April 30, 2006	-	$ -

Number of options currently exercisable	-	$ -

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Notes to Interim Consolidated Financial Statements

Unaudited – prepared by management

(Expressed in U.S. Dollars)

Nine months ended April 30, 2006 and 2005

5. CAPITAL STOCK (cont’d)

Stock options (cont’d)
Options issued in fiscal 2003 had a weighted fair value of Cdn $ 0.10 per share. The fair value was determined using the Black-Scholes valuation model using the following weighted average assumptions:
Risk-free interest rate 10.50% Expected dividend yield 0.00% Expected stock volatility 269% Expected option life in years 2.94 years
Warrants
As at April 30, 2006, the following warrants were issued and outstanding:
3,000,000	$ 0.10 per share	Expiry – November 25, 2006
6. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt, the carrying values of which approximate fair value due to the immediate or short-term maturity of these financial instruments.    Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility in those rates.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

7. SEGMENTED INFORMATION

For the nine-month period ended April 30, 2006 the Company had sold all assets of its wholly owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc.  The Company currently has no ongoing business or revenues.  The Company operates in Canada and the operations for the current period relate 100% to Canada.

 During the nine months ended April 30, 2005 the Company considered its business to comprise a single operating segment, being the development, construction and sale of actual experience amusement rides.  Supplementary information disclosed by geographic area based on customer location is as follows:

	Outside U.S.	U.S.	Total

2005:
Revenues including interest income	$139,903	$935,193	$1,075,096
Income for the year	(521,265)	275,624	(245,641)
Identifiable assets	141,541	406,704	548,245

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Notes to Interim Consolidated Financial Statements

Unaudited – prepared by management

(Expressed in U.S. Dollars)

Nine months ended April 30, 2006 and 2005

8.

COMMITMENTS AND CONTINGENCIES

In addition to the commitments and contingencies disclosed elsewhere in these financial statements, the Company has the following commitments.

The Company has aggregate office lease and estimated lease cost commitments during the next three fiscal years approximately as follows:

2006	$ 4,495
2007	4,231
2008	1,057
$ 9,783

9. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”), as they affect the Company are substantially the same except for the following:

	Under Canadian GAAP	Adjustments to reconcile to U.S. GAAP	Under U.S. GAAP
As at April 30, 2006
Issued share capital	$ 8,109,633	$ 9,000	$ 8,118,663
Contributed surplus	505,236	479,619	984,855
	8,614,869	488,619	9,103,488

Deficit beginning period	(8,247,419)	(479,619)	(8,727,038)

Net (loss), nine months ended April 30, 2006	(100,903)	-	(100,903)

Deficit, end of period	$(8,348,322)	$(479,619)	$ (8,827,941)
Shareholder’s’ equity	$ 266,547	$ 9,000	$ 275,547

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Notes to Interim Consolidated Financial Statements

Unaudited – prepared by management

(Expressed in U.S. Dollars)

Nine months ended April 30, 2006 and 2005

10. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions during nine months ended April 30, 2006 with related parties:

Paid $ 18,554 to a director and officer for consulting services included in general and administration costs.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11. SUPPLEMENTAL DISCLOSURE WITH REGARDS TO CASH FLOWS
During the nine months ended April 30, 2006 the company settled the long-term debt of $60,000 and $21,300 of accrued interest by way of a one-time payment of $45,000.

The Company issued 500,000 common shares as a finders’ fee relating to the private placement of 6,000,000 units.